UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22870

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 _____ AND ENDING 12/31/22 _____
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Independent Financial Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12671 High Bluff Drive, Ste. 200
　　　　　　　　　　　　　　　　　(No. and Street)

San Diego	CA	92130
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Heising	(800) 269-1903	sheising@ifgsd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

. INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF San Diego, LLP
　　　　　　　　　　　(Name – if individual, state last, first, and middle name)

2020 Camino del Rio North, Ste. 500	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

09/29/03	27
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Scott Heising, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Independent Financial Group, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KIMBERLY SCHEET
COMM. #2406409
Notary Public - California
San Diego County
My Comm. Expires May 31, 2026
NR01

Signature: [signature]

Title: Managing Director

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INDEPENDENT FINANCIAL GROUP, LLC

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2022

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM THEREON

INDEPENDENT FINANCIAL GROUP, LLC

TABLE OF CONTENTS

PKF San Diego, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Independent Financial Group, LLC
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Independent Financial Group, LLC as of December 31, 2022, the related statements of operations, changes in members' capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Independent Financial Group, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Independent Financial Group, LLC's management. Our responsibility is to express an opinion on Independent Financial Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Independent Financial Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Independent Financial Group, LLC's financial statements. The supplemental information is the responsibility of Independent Financial Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF San Diego, LLP

PKF San Diego, LLP
We have served as Independent Financial Group, LLC's auditor since 2008.
San Diego, California
February 27, 2023

2020 Camino del Rio North, Suite 1000, San Diego, CA 92108
T: (619) 238 1040 **F:** (619) 237 5177 **E:** info@pkfsandiego.com **W:** www.pkfsandiego.com

PKF San Diego, LLP is a member firm of the PKF International Limited and Allinial Global families of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	1,957,874
Receivables from clearing organization, net of allowances of $2,835		7,756,672
Commission receivables		4,904,325
Investments, fair value		2,449,401
Other receivables, net		275,363
Right-of-use assets - current		636,395
Other assets		379,576
Total current assets		18,359,606
Deposits with clearing organization		250,000
Deposit on office lease		98,696
Property and equipment, net		775,412
Right-of-use assets - non-current		6,160,365
Total assets	$	25,644,079

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES

Accounts payable	$	426,008
Accrued commissions		6,030,957
Lease liability - current		470,865
Other accrued liabilities		2,196,125
Total current liabilities		9,123,955
Lease liability - non-current		6,439,420
Total liabilities		15,563,375
COMMITMENTS AND CONTINGENCIES (Note 7)		
TOTAL MEMBER'S CAPITAL		10,080,704
Total liabilities and member's capital	$	25,644,079

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
DECEMBER 31, 2022

Revenues:		
Investment advisor fees	$	130,498,831
Insurance and annuity commission		54,917,247
Other commissions and clearing		42,637,094
Mutual funds, mutual fund trails, and 12b-1 commission		21,271,519
Meetings, conferences and other		7,247,786
Insurance and due diligence fees		8,041,785
Interest income		2,487,813
Total revenues		267,102,075
Expenses:		
Investment advisor fees		114,637,602
Commissions and clearing		107,126,374
Employee compensation and benefits		15,525,873
Advertising and market development		4,148,493
Meetings and conferences		3,033,790
Insurance		2,283,355
Outside services		1,927,061
Travel and entertainment		784,835
Unrealized loss on investments		697,003
Lease		564,943
Overhead reimbursement		528,000
Utilities, subscriptions and other		461,080
Communication and technology		414,399
Office supplies and printing		247,968
Licenses and registration fees		236,983
Research		42,877
Depreciation and amortization		34,158
Interest		26,040
Property taxes and tax fees		23,525
Total expenses		252,744,359
Net income	$	14,357,716

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2022

	Member's Capital	Accumulated Earnings	Total Member's Capital
Balance at December 31, 2021	$ 217,145	$ 7,705,843	$ 7,922,988
Distributions	-	(12,200,000)	(12,200,000)
Net income	-	14,357,716	14,357,716
Balance at December 31, 2022	$ 217,145	$ 9,863,559	$ 10,080,704

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 14,357,716
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation and amortization	34,158
Amortization of ROU assets	283,048
Unrealized loss on investments	697,003
Decrease (increase) in assets:	
Receivables from clearing organization	(3,914,876)
Commission receivables	693,424
Other receivables	(18,719)
Other assets	(167,849)
Increase (decrease) in liabilities:	
Accounts payable	223,487
Accrued commissions	(193,286)
Lease liability	(169,523)
Other accrued liabilities	415,142
Net cash provided by operating activities	12,239,725
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of investments	(8,569,495)
Sale of investments	7,411,981
Capital expenditures	(737,667)
Net cash used in investing activities	(1,895,181)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(12,200,000)
Net cash used in financing activities	(12,200,000)
Net decrease	(1,855,456)
Cash and cash equivalents at the beginning of the year	3,813,330
Cash and cash equivalents at the end of the year	$ 1,957,874
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ 26,040
Establishment of right of use assets	$ 7,079,808
Establishment of lease liability	$ 7,079,808

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Independent Financial Group, LLC, a Delaware limited liability company (the "Company"), was formed in Delaware on July 7, 2001. The Company is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides broker-dealer and investment advisory services to the public as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the member of the Company shall not be obligated personally for any such debts, obligations, or liabilities of the Company solely by reason of being a member of the Company. The Company will continue as a limited liability company ("LLC") until such time as, the managing member decides the advantages of the limited liability company structure are no more.

NOTE 2 - ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's business primarily consists of commissions based on customer transactions and investment advisory fees. Commission and clearing revenues (including insurance and annuity commission, mutual funds, and other commissions revenue) are recorded on a trade date basis at a point in time. The Company believes that, with regards to commission income, the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. Mutual fund trails and 12b-1 fees are paid as earned, in subsequent periods if certain criteria is met, on initial mutual fund investments.

The Company receives an investment advisory fee in connection with investment advisory services performed for separately managed accounts upfront. The recognition and measurement of investment advisor fee revenue is based on the assessment of individual

NOTE 2 - ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

contract terms. The performance obligation related to the transfer of these services is satisfied over time. These fees are recorded when earned based on the period-end assets in the accounts.

Though some of these fees are variable in nature, the Company has determined that the fees are not constrained and are recognized as revenue during the period which the services are provided. The Company is a non-clearing broker and, accordingly, utilizes a clearing broker on a fully disclosed basis on applicable transactions.

In addition to commissions and fees, the Company receives additional revenue from insurance, due diligence fees, meeting and conference support and interest income. Revenue from these transactions is generally recognized at a point in time that the transaction under the arrangement is complete. As of December 31, 2022, there was approximately $357,000 in deferred meeting and conference revenue (contract liabilities).

The Company had $0 of contract assets and $357,000 of contract liabilities as of December 31, 2022.

Concentration of Credit Risk

The Company maintains cash balances with one financial institution. At December 31, 2022, accounts at this bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000; however, at times, these balances may exceed the insured limits by the FDIC. At December 31, 2022, the Company had approximately $2,238,000 in balances over the FDIC limit. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any credit losses from this institution.

The Company maintains accounts at a clearing organization, which are insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment); however, at times, these balances may exceed the insured limits by SIPC. At December 31, 2022, the Company had approximately $7,257,000 over the SIPC limit. Management performs periodic evaluations of the relative credit standing of the clearing organization. The Company has not sustained any credit losses from this clearing organization.

At December 31, 2022, the Company had four products that comprised approximately 99% of commission receivables and two products that comprised 70% of revenues.

The carrying amounts of cash and cash equivalents, receivables from clearing organization, investments, commission receivables, other receivables, other assets, accounts payable, accrued commissions, and other accrued liabilities approximate fair value because of the short-term nature of those instruments.

NOTE 2 - ACCOUNTING POLICIES (continued)

Income Taxes

Upon its formation, the Company elected to be taxed as a partnership for income tax purposes. Accordingly, revenues and expenses are reported on the member's tax return, and no provision for federal income taxes is included in the Company's financial statements. Although the Company is not subject to income taxes, it is liable for various state fees. The Company has recorded $23,525 of property taxes and tax fees in the accompanying statement of operations, which includes the California LLC fee paid by the Company in 2022.

The Company recognizes and measures its unrecognized tax benefits in accordance with "Financial Accounting Standards Board" ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

FASB ASC 740 also provides guidance on the de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2022, the Company does not have a liability for unrecognized tax uncertainties. The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2022, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to December 31, 2019.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Property and Equipment, Net

It is the Company's policy to capitalize property and equipment over $2,500. Lesser amounts are expensed. Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Maintenance costs are considered period costs and are expensed when incurred.

NOTE 2 - ACCOUNTING POLICIES (continued)

Commission Receivables and Receivables from Clearing Organization, Net

Commission receivables and receivables from clearing organization primarily consist of commission and transaction related receivables, net of an allowance for doubtful accounts. The Company monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts.

Other Receivables

Other receivables primarily consist of funds due from independent representatives. The Company monitors losses on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts. There were no allowances for doubtful accounts for other receivables at December 31, 2022.

Other Accrued Liabilities

In accordance with applicable accounting guidance, the Company accrues liabilities that are impacted by estimates related to general operating expenses, such as incentive compensation and litigation contingencies. Management estimates reflect the probable liability as of the balance sheet date. In determining the adequacy of estimated liabilities, the Company performs ongoing evaluations based on available information.

Advertising and Market Development Cost

Advertising and market development costs are expensed as incurred. Advertising and market development expense for the year ended December 31, 2022 was $4,148,493.

Recently Issued Accounting Pronouncements

The FASB has established the ASC as the authoritative source of U.S. GAAP recognized by the FASB. The principles embedded in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with U.S. GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's"). For the year ended December 31, 2022, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 2 - ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition

Investments are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements.* FASB ASC 820 discusses acceptable valuation techniques and inputs to these techniques. These inputs are assumptions market participants use in pricing investments. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs, which are summarized as follows:

Level 1 – Inputs based on quoted prices in active markets, e.g. NYSE, NASDAQ, etc. for assets identical to those to be valued.

Level 2 – Inputs other than quoted prices that are observable for assets, either directly or indirectly. Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc.; quoted prices for similar assets in active markets; and inputs derived from observable market data by correlation or other means.

Level 3 – Unobservable inputs, which contain assumptions by the party valuing those assets. For Level 3 inputs, there is no market data or correlations with market assumptions. Examples would include limited partnership interests, closely held stock, etc.

The investment's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets at fair value. There have been no changes in the methodologies used at December 31, 2022.

Fixed income securities: Valued based on yields currently available on comparable securities of issuers with similar credit ratings and valued at the closing price reported in the active market in which the bond is traded. Other corporate and government bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although management believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 2 - ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition (continued)

Purchases and sales of securities are recorded on a trade date basis. Interest and dividend income is recorded on the accrual basis. Net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments is presented under Meetings, conferences and other on the consolidated statements of operations.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31, 2022:

Furniture and fixtures	$	850,193
Equipment		107,737
Software development / Asset under construction		397,500
Tenant improvements		52,414
Computers and software		450,203
		1,858,047
Less: Accumulated depreciation and amortization		(1,082,635)
Total Property and equipment, net	$	775,412

For the year ended December 31, 2022, depreciation and amortization expense was $34,158.

NOTE 4 - OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following at December 31, 2022:

Accrued compensation	$	948,949
Deferred meeting & conference support revenue		357,420
Deferred renewal fees collected/SIPC liability		293,842
Accrued employee vacation liability		251,904
Accrued legal settlements		200,000
Other		144,010
	$	2,196,125

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $50,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2022, the Company had net capital of $7,537,428, which was $6,499,870 in excess of the required minimum net capital of $1,037,558. At December 31, 2022, the Company's ratio of aggregate indebtedness to net capital was 2.06 to 1.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with its parent company, Independent Financial Group, Inc., a California corporation. The Company is party to an expense sharing agreement with its parent company. Under the expense sharing agreement, the Company pays overhead reimbursement to the parent company. For the year ended December 31, 2022, the Company paid $528,000 to the parent company for overhead reimbursement. As of December 31, 2022, amounts owed to the parent company totaled $0 for overhead reimbursement.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Litigation

The Company is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Company's legal proceedings are generally initiated by its representatives' clients and involve the purchase or sale of investment securities. The Company reviews its lawsuits, regulatory inquiries, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. At December 31, 2022, the Company had $200,000 in accrued legal settlements. The Company's management assessed and determined that the Company has sufficient insurance coverage for the legal matters for the year ended December 31, 2022. In the opinion of the Company's management, based on current available information, review with outside legal counsel and insurance coverage, the ultimate resolution of these matters will not have a material adverse impact on the Company's financial position or results of operations.

NOTE 8 - INVESTMENTS

The following table summarizes the investments by classification and method of valuation in accordance with the requirements of FASB ASC 820:

| | | Fair Value Measurements at Reporting Date Using | | |
Description	December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed Income	$ 2,449,401	$ 1,008,068	$ 1,441,333	$ -
	$ 2,449,401	$ 1,008,068	$ 1,441,333	$ -

NOTE 9 - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company applies the guidance of Accounting Standards Codification ("ASC") 842, Leases ("ASC 842"). Under ASC 842, all leases are assessed for classification as an operating lease or finance lease. The Company recognizes a lease liability and a right-of-use ("ROU") asset for all leases, including operating leases, with a term greater than one year. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Leases that were previously referred to as capital leases are now finance leases under ASC 842.

The Company's lease liabilities are recognized at the applicable lease commencement date based on the present value of the lease payments required to be paid over the lease term. When determinable for finance leases, the Company uses the rate implicit in the lease agreement as the discount rate to determine the present value of lease payments. Variable lease payments are expensed as incurred and are not included in the computation of the ROU asset or lease liability.

The Company's ROU assets are also recognized at the applicable lease commencement date. The ROU asset equals the carrying amount of the related lease liability, adjusted for any lease payments made prior to lease commencement and lease incentives provided by the lessor, if any. The ROU asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the assets useful life or the end of the lease term. ROU assets are evaluated for impairment using the long-lived asset impairment guidance as required by ASC 360, Property, Plant and Equipment.

The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise any such options. Operating lease costs for lease payments are recognized on a straight-line basis over the lease term.

The Company's lease contracts may include lease and non-lease components. The Company has elected the practical expedient offered by the standard to not separate lease from non-lease components and accounts for them as a single lease component. The

NOTE 9 – RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)

Company has elected not to recognize ROU assets and lease liabilities for leases with a term of less than one year.

The Company has a long-term operating lease agreement for its corporate headquarters and primary operations which expires on December 31, 2030. The lease agreement also contains one option to extend the lease for a five-year period commencing on the date the original term expires. The Company has deemed it unlikely that the lease will be extended, and therefore, the extensions have not been considered in determining the values of the ROU assets and lease liabilities. The lease agreement also requires the payment of common area maintenance fees and property taxes which are variable lease expense.

	December 31, 2022
Lease expense	
Amortization of ROU assets	$ 283,048
Interest on lease liabilities	281,895
Variable lease expense	16,797
Total	$ 581,740
Other information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash from operating leases	$ 451,418
ROU assets obtained in exchange for new operating lease liabilities	$ 410,380
Weighted average remaining lease term in years for operating leases	8.0
Weighted average discount rate for operating leases	8.0%

Maturity Analysis	Operating
2023-12	$ 1,006,662
2024-12	1,036,862
2025-12	1,067,968
2026-12	1,201,623
2027-12	1,237,671
Thereafter	3,940,281
Total undiscounted cash flows	9,491,067
Less: present value discount	(2,580,782)
Total lease liabilities	$ 6,910,285

NOTE 10 - SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 27, 2023.

SUPPLEMENTAL INFORMATION

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

Member's capital	$ 10,080,704
Less non-allowable assets:	
Commission receivables	(414,881)
Other receivables	(275,363)
Other assets	(478,272)
Right-of-use assets	(520,911)
Property and equipment	(775,411)
Non-allowable assets	(2,464,838)
Less: Other deductions and/or charges	-
Net capital before haircuts	7,615,866
Haircuts	
Debt Securities	(78,438)
Total haircuts deduction	(78,438)
Net capital	$ 7,537,428
Aggregate indebtedness	
Items included in the statement of financial condition:	
Accounts payable	$ 426,008
Accrued commissions	6,030,957
Lease liability	6,910,285
Other accrued liabilities	2,196,125
Total aggregate indebtedness	$ 15,563,375

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	$ 1,037,558
Net capital in excess of amount required	$ 6,499,870
Net capital less greater of 10% of aggregated indebtedness or 120% of $50,000	$ 5,981,091
Ratio of aggregate indebtedness to net capital	2.06 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17a-5 as of December 31, 2022.

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2022

A computation of reserve requirement is not applicable to Independent Financial Group, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) and footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 as of and for the year ended December 31, 2022.

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2022

Information relating to possession or control requirements is not applicable to Independent Financial Group, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii) and footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 as of and for the year ended December 31, 2022.

PKF San Diego, LLP

PKF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Member of Independent Financial Group, LLC,

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Independent Financial Group, LLC ("the Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on the Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

PKF San Diego, LLP

PKF San Diego, LLP
San Diego, CA
February 27, 2023

2020 Camino del Rio North, Suite 1000, San Diego, CA 92108
T: (619) 238 1040 F: (619) 237 5177 E: info@pkfsandiego.com W: www.pkfsandiego.com

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2022
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22870 FINRA
Independent Financial Group LLC
1671 High Bluff Drive, Ste. 200
San Diego, CA 91230-3018

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Scott Heising (858) 436-3180

2. A.	General Assessment (item 2e from page 2)	$271,717
B.	Less payment made with SIPC-6 filed (**exclude interest**) 07/27/2022 Date Paid	(138,635)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	133,082
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$133,082

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $133,082

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Independent Financial Group, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20 day of January, 20 23.

Managing Director/CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2022
and ending 12/31/2022

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $267,102,075

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

   (2) Net loss from principal transactions in securities in trading accounts.   _____

   (3) Net loss from principal transactions in commodities in trading accounts.   _____

   (4) Interest and dividend expense deducted in determining item 2a.   _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

   (7) Net loss from securities in investment accounts.   _____

        Total additions   _____

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   76,188,766

   (2) Revenues from commodity transactions.   _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   1,197,559

   (4) Reimbursements for postage in connection with proxy solicitation.   _____

   (5) Net gain from securities in investment accounts.   _____

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        E&O/Fidelity/Renewals/Tech Fees collected from reps, Mktg support bank int.   7,596,498

        (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $974,370

       Enter the greater of line (i) or (ii)   974,370

       Total deductions   85,957,192

2d. SIPC Net Operating Revenues $181,144,883

2e. General Assessment @ .0015 $271,717

                                                             (to page 1, line 2.A.)

2

PKF San Diego, LLP



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Independent Financial Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Independent Financial Group, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Independent Financial Group, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: provision (k)(2)(ii) (exemption provision) and (2) Independent Financial Group, LLC stated that Independent Financial Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to:

(1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; and

(2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Independent Financial Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Independent Financial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

PKF San Diego, LLP

PKF San Diego, LLP

San Diego, CA
February 27, 2023

2020 Camino del Rio North, Suite 1000, San Diego, CA 92108
T: (619) 238 1040   F: (619) 237 5177   E: info@pkfsandiego.com   W: www.pkfsandiego.com

Independent Financial Group, LLC

12671 High Bluff Drive
Suite 200
San Diego, CA 92130

(858) 436-3180 *phone*
(800) 269-1903 *toll free*
(858) 481-9033 fax
www.ifgsd.com

Independent Financial Group, LLC's Exemption Report

Independent Financial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a- 5{d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) as of and for the year ended December 31, 2022, without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and the Company (1) did not directly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b){2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transmissions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) as of and for the year ended December 31, 2022 without exception.

Independent Financial Group, LLC

I, Scott Heising, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Scott Heising

Title: Managing Director